DLA Piper LLP (US) 2525 E. Camelback Road, Suite 1000 Phoenix, Arizona 85016 www.dlapiper.com Gregory R. Hall greg.hall@dlapiper.com T 480.606.5128 F 480.606.5101
June 15, 2018	OUR FILE NO. 366916-000051

VIA EDGAR AND UNITED PARCEL SERVICE

Ms. Tetyana Aldave

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Mesa Air Group, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted May 7, 2018
CIK No. 000810332

Dear Ms. Aldave:

This letter is submitted on behalf of Mesa Air Group, Inc. (together with its subsidiaries, the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on May 7, 2018 (the “Registration Statement”), as set forth in your letter to Jonathan G. Ornstein dated June 1, 2018. The Company is confidentially submitting under separate cover Draft No. 2 of the Registration Statement (“Draft No. 2”) in response to the Staff’s comments. Please note that Draft No. 2 also includes other updates to the Company’s disclosure. For reference purposes, the numbered comments contained in your letter dated June 1, 2018 have been reproduced herein (in bold italics), with the Company’s response below each numbered comment.

General

1.	Please fill in all the blanks for information, other than that omitted in reliance on Rule 430A under the Securities Act.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure of Draft No. 2 to fill in blanks for all available information, other than information omitted in reliance on Rule 430A under the Securities Act. The Company will include information for any remaining blanks as soon as practicable after it is available in a future filing.

2.	Please include a legible map on page i. The titles of the four hub airports are not legible.

Company Response: The Company acknowledges the Staff’s comment and has included a legible map on page i of Draft No. 2.

Prospectus Summary, page 1

3.	We note from your disclosures on pages 102 through 111 that your Equity Compensation Plans may vest immediately upon a change in control. Please tell us if this offering will trigger the vesting of any of your Equity Compensation Plans, and if so, revise your filing to disclose this information in your Prospectus Summary and disclose the estimated amount of compensation expense that will be recorded upon effectiveness of the IPO.

Ms. Tetyana Aldave

June 15, 2018

Page Two

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115 through 122 of Draft No. 2 to clarify that this offering will not trigger the vesting of any of the stock-based compensation instruments granted pursuant to the Company’s Equity Compensation Plans.

Summary Historical Consolidated Financial and Operating Data, page 10

4.	We note your disclosure on page 11 that EBITDAR is useful in evaluating your operating performance compared to your competitors. This measure eliminates aircraft rent, which is a normal, recurring cash operating expense necessary to operate your business. Therefore, please revise this disclosure here and elsewhere within your registration statement to indicate this measure is solely used as a valuation metric and to add disclosure emphasizing the limitations of its use, including that it should not be viewed as a measure of overall performance. Please refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures dated April 4, 2018.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 44 of Draft No. 2 to indicate that EBITDAR is being solely used as a valuation metric, the limitations of its use, and that it should not be viewed as a measure of overall performance.

Use of Proceeds, page 35

5.	We note from your disclosure on page 8 (The Offering) and on page 35 that you intend to repay a certain amount of your indebtedness with the offering proceeds. Please revise to disclose pro forma earnings per share to reflect the proceeds used for this debt repayment. Refer to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 1102(b)(7) of Regulation S-X.

Company Response: The Company acknowledges the Staff’s comment and will include the requested information, as soon as practicable after it is available, in a future filing.

Quantitative and Qualitative Disclosure About Market Risk, page 62

6.	We note that you are subject to interest rate risk. Please revise your filing to disclose: (i) the quantitative information for the preceding fiscal year; and (ii) a description of the model, assumptions and parameters used to estimate the impact of interest rate changes on interest expense. Refer to Item 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of Draft No. 2 to: (i) disclose the quantitative information for the preceding fiscal year; and (ii) provide a description of the assumptions used to estimate the impact of interest rate changes on the Company’s interest expense.

Ms. Tetyana Aldave

June 15, 2018

Page Three

Management, page 86

7.	Please explain why you included the list of members of your management as of March 31, 2018. Include the list of current officers and directors or revise to update the date preceding the management list to the most recent practicable date.

Company Response: In response to the Staff’s comment, the Company supplementally advises the Staff that March 31, 2018 was used as a recent practicable date in terms of the disclosure set forth in Registration Statement. The Company has revised the disclosure on page 97 of Draft No. 2 to update the date preceding the management list.

Certain Relationship and Related Party Transactions—Shareholders’ Agreements, page 112

8.	We note your description of the voting covenants in the Citigroup Shareholders’ Agreement and Penguin LAX Shareholders’ Agreement. Please disclose the percentage of your shares subject to the voting covenants under each of these agreements. Please clarify and quantify, if practicable, what is meant by any shares that exceed Citigroup’s fully diluted percentage interest. Similarly revise for Penguin LAX’s interest, as applicable. Principal and Selling Shareholders, page 114

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of Draft No. 2 to clarify and quantify what is meant by the reference to shares that exceed Citigroup’s and Penguin LAX’s fully diluted interest in the Company.

Principal and Selling Stockholders, page 114

9.	Please identify the individual or individuals who have voting and dispositive power with respect to the shares owned by Penguin Lax Inc. and USDR Investment Management.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 127 of Draft No. 2 (see footnotes (4) and (6) to the beneficial ownership table) to identify the individual(s) who have voting and dispositive power with respect to the shares owned by Penguin Lax Inc. and USDR Investment Management.

10.	Please provide beneficial ownership information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of Draft No. 2 to reflect that the beneficial ownership information is provided as of June 11, 2018, the most recent practicable date for the Company in respect of this submission.

Ms. Tetyana Aldave

June 15, 2018

Page Four

Fair Value Measurements, page F-10

11.	We note that the fair value of your long-term debt was determined using level 3 inputs. Please revise your filing to disclose a description of the valuation technique(s) and the inputs used in these fair value measurements. Refer to ASC 820-10-50-2E and 50-2(bbb)(1).

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-30 of Draft No. 2 to provide a description of the valuation technique(s) and the inputs used in the Company’s fair value measurements of its long-term debt.

Maintenance Expense, page F-12

12.	You disclose on page 48 that certain maintenance costs related to the E-175 aircraft are included in pass-through and other revenue and equally recognized as revenue and expense. Please tell us whether or not your capacity purchase agreements contain provisions for planned major maintenance activities on your aircraft, and if so, revise your filing to disclose the impact on revenues of such major maintenance activities.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 72, F-12 and F-31 of Draft No. 2 to clarify that the capacity purchase agreement for the 42 E-175 aircraft owned by United provides that major maintenance expense (including heavy airframe and engine maintenance, landing gear, auxiliary power units and component maintenance) incurred by the Company is directly reimbursed at cost by United. The Company records revenue and expense in the same month in which the expense is incurred.

Revenue Recognition, page F-12

13.	Please revise your disclosure in the last sentence of the first paragraph of your revenue recognition policy to indicate revenue recognized under your capacity purchase agreements is presented as the gross amount billed to the major airline.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the last sentence of the first paragraph of the Company’s revenue recognition policy on pages 73, F-12 and F-32 of Draft No. 2 to indicate that revenue recognized under its capacity purchase agreements is presented as the gross amount billed to its major airline partners.

14.	We note that you recognized rental income of $190.1 million and $217.6 million for fiscal 2016 and 2017, respectively, within contract revenue. Please provide us with your analysis of determining which portion of your revenue should be recorded as lease revenue under the scope of ASC 840-10-15 or as nonlease elements under ASC 605-25-15-3A(b). We also refer you to the flowchart at Section 9.33 of the AICPA’s Audit and Accounting Guide for Airlines.

Ms. Tetyana Aldave

June 15, 2018

Page Five

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and F-13 of Draft No. 2 to clarify the Company’s method of determining which portion of revenue should be recorded as lease revenue or as non-lease elements. Per ASC 840-10-15-10 it was determined that fulfillment of the capacity purchase agreement depends on the use of the specified property, plant or equipment. It was also determined that the major airline partners have a right to control the use of the specified property, plant or equipment since the capacity purchase agreement dedicate the aircraft to the major partners, which includes being painted in the major airline partner’s colors and livery and, therefore, the capacity purchase agreements contain aircraft leases. The compensation structure within the capacity purchase agreements generally consists of a combination of agreed-upon rates for operating flights and direct reimbursement for certain other costs associated with operating the aircraft. The amounts attributable to the lease and non-lease costs are readily determinable in the Company’s capacity purchase agreements. Per ASC 605-25-15-3A(b), the allocation of the arrangement consideration to lease costs was determined using the contractual per aircraft per month ownership rates stated in our capacity purchase agreements with our major partners. We determined the lease revenue by multiplying the contractual per aircraft per month ownership rates from our capacity purchase agreements by the number of aircraft in our fleet.

Exhibit Index, page II-5

15.	We note that you have not included consent of Hyatt Farber Schreck LLP in the exhibit index. Please revise or advise.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-9 of Draft No. 2 to include the consent of Hyatt Farber Schreck LLP in the exhibit index.

*        *        *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (480) 606-5128 or my colleague Kevin E. Criddle at (480) 606-5129 if you have any questions regarding this letter or Draft No. 2.

Sincerely,

DLA Piper LLP (US)

/s/ Gregory R. Hall
Gregory R. Hall greg.hall@dlapiper.com

cc:	Via E-mail
Melissa Raminpour (Accounting Branch Chief, SEC Division of Corporation Finance)
Susan Block (Attorney-Advisor, SEC Division of Corporation Finance)
Jim Dunn (Staff Accountant, SEC Division of Corporation Finance)
Jonathan G. Ornstein (CEO, Mesa Air Group, Inc.)
Michael J. Lotz (CFO, Mesa Air Group, Inc.)
Brian S. Gillman (General Counsel, Mesa Air Group, Inc.)
Anna T. Pinedo (Mayer Brown LLP)